

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 12, 2016

Mr. William F. Gifford, Jr.
Chief Financial Officer
Altria Group, Inc.
6601 West Broad Street
Richmond, Virginia 23230

      Re: Altria Group, Inc.
               Form 10-K for the Year Ended December 31, 2015
               Filed February 25, 2016
               File No. 001-08940

Dear Mr. Gifford:

      We have completed our review of your filing. Given that the contemplated business combination transaction between Anheuser-Busch InBev SA/NV and SABMiller plc has not closed and the details of your economic and voting interests in the newly formed Belgian company ("NewCo") have not been finalized, we have no further comments at this time. We reserve the right to revisit this matter upon consummation of the transaction.

      We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Andrew Mew

                            Andrew Mew
                            Senior Assistant Chief Accountant
                            Office of Transportation and Leisure